Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

One Bryant Park

New York, NY 10036

September 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: REGENXBIO Inc.

       Registration Statement, as amended on Form S-1 (File No. 333-206430)

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of REGENXBIO Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on September 16, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from September 8, 2015 to the date of this letter, the preliminary prospectus, dated September 8, 2015, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	487

Copies to prospective institutional investors:	1,925

Copies to prospective retail investors and others:	666

Total:	3,078

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MORGAN STANLEY & CO. LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As Representative of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name:	David Lederman
Title:	Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Signature Page to Representative Acceleration Request]